                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934



                         DONNA KARAN INTERNATIONAL INC.
                         ------------------------------
                                (Name of Issuer)


                    COMMON STOCK, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)


                                  257826 10 7
                                 (CUSIP Number)


                                 FRANK R. MORI
                                  Takihyo Inc.
                          205 West 39th St., 8th Floor
                           New York, New York  10018
                                 (212) 626-6300


                                with a copy to:

                              Leigh P. Ryan, Esq.
                       Paul, Hastings, Janofsky & Walker
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 318-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)


                                  July 3, 1996
                         ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


                              Page 1 of 13 pages
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                                                              Page 2 of 13 pages

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                                              Page 3 of 13 pages


                                 SCHEDULE 13D

CUSIP No. 257826 10 7
- --------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Frank R. Mori

- --------------------------------------------------------------------------------

2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) [_]

                                                   (b) /X/ 1/
                                                           -


- --------------------------------------------------------------------------------

3)  SEC USE ONLY

- --------------------------------------------------------------------------------

4)  SOURCE OF FUNDS*

       OO
- --------------------------------------------------------------------------------

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       /  /
                                                       ---
- --------------------------------------------------------------------------------

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
- --------------------------------------------------------------------------------

7)  SOLE VOTING POWER

       875,567 shares of Common Stock (See Item 5)
- --------------------------------------------------------------------------------

8)     SHARED VOTING POWER

       3,183,881 shares of Common Stock 2/ (See Item 5)
                                        -
 1/  Notwithstanding the agreements described in Item 6, the Reporting Person
 -   dislaims members in, and does not affirm the existence of, a group.

 2/  Reflects all shares of Common Stock held by Takihyo Inc., a Delaware
 - corporation ("Takihyo") of which the Reporting Person is an officer, director and stockholder. The Reporting Person disclaims beneficial ownership of such shares.

- --------------------------------------------------------------------------------
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                                                              Page 4 of 13 pages

 9)    SOLE DISPOSITIVE POWER

       875,567 shares of Common Stock (See Item 5)
- --------------------------------------------------------------------------------

10)    SHARED DISPOSITIVE POWER

       3,183,881 shares of Common Stock  2/    (See Item 5)
                                         --
- --------------------------------------------------------------------------------

11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       875,567 shares of Common Stock (See Item 5)
- --------------------------------------------------------------------------------

12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                      /X/ 3/
                                                      --  -

- --------------------------------------------------------------------------------

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.1% of the Common Stock (See Item 5)
- --------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------
               *  SEE INSTRUCTIONS BEFORE FILLING OUT!


- -------------------
 3/  Excludes (i) shares of Common Stock held by Takihyo with respect to which
 - the Reporting Person disclaims beneficial ownership, (ii) shares of Class A Common Stock held by the Karan/Weiss Group (as defined herein) and one share of Class B Common Stock, par value $.01 per share, held by each of the Reporting Person and Tomio Taki, all of which are subject to the Voting Agreement summarized in Item 6 and included as Exhibit 9 hereto and (iii) shares of Common Stock held by the Karan/Weiss Group (as defined herein)
     and by other members of the Takihyo Group (as defined herein) which are subject to the Stockholders' Agreement summarized in Item 6 and included as
     Exhibit 10.10 hereto.
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                                                              Page 5 of 13 pages

                                  SCHEDULE 13D
                                  ------------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.01 per share (the "Common Stock") of Donna Karan International Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 550 Seventh Avenue, New York, New York 10018.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     (a) - (f) This Statement is being filed by Frank R. Mori (the "Reporting Person"), a citizen of the United States of America. The Reporting Person is President of Takihyo Inc., a Delaware corporation.

     The business address of the Reporting Person is c/o Takihyo Inc., 205 West 39th St., New York, New York 10018.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     In connection with the initial public offering of Common Stock by the Issuer, (i) the Reporting Person acquired upon the incorporation of the Issuer one share of Class B Common Stock of the Issuer and (ii) entered into an Agreement and Plan of Contribution (the "Contribution Agreement") whereby the Reporting Person, on the closing date of the initial public offering, contributed to the Issuer all his shares in each of Full Requirements Merchandising, Inc., Formal Reserve Management, Inc., First Run Management,
Inc., and FM DK Japan, Inc. (which were, in addition to Takihyo, the corporations through which the
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                                                              Page 6 of 13 pages

Reporting Person held his interests in the DK Companies 4/), in exchange for
                                                        -
875,567 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The Reporting Person acquired shares of Common Stock pursuant to the Contribution Agreement and the share of Class B Common Stock in connection with the initial public offering of Common Stock by the Issuer. Subject to applicable securities laws, the terms of the Registration Rights Agreement which is summarized in Item 6 hereof and included as Exhibit 10.4 hereto, and certain other contractual restrictions, the Reporting Person may sell some or all the shares of Common Stock he owns, either in the open market or in private transactions. Certain changes in the composition of the Issuer's Board of Directors are expected in connection with the initial public offering. See summary description in Item 6 of Stockholders' Agreement, included as Exhibit
10.10 hereto.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     (a) As of the close of business on July 3, 1996, the Reporting Person beneficially owned 875,567 shares of Common Stock of the Issuer, constituting 4.1% of the outstanding Common Stock of the Issuer, and one share of Class B Common Stock, constituting 50% of the total outstanding shares of Class B Common Stock (based upon the number of shares of Common Stock and Class B Common Stock, respectively, that were reported to be outstanding in the Issuer's prospectus dated June 27, 1996).

     Pursuant to Rule 13d-4 promulgated under the Act, the Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Takihyo. Notwithstanding

 4/  The DK Companies include New York general partnerships formed in 1984 by
 -
Donna Karan, Stephan Weiss, Tomio Taki, the Reporting Person, Takihyo and
certain affiliates of Tomio Taki and the Reporting Person to design, contract for the production of, and distribute the Donna Karan New York Collection for women, together with additional partnerships and corporations since established by Donna Karan, Stephan Weiss, Tomio Taki, the Reporting Person, Takihyo and certain of their affiliates to engage in various aspects of the Issuer's business.
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                                                              Page 7 of 13 pages

the agreements described in Item 6, the Reporting Person disclaims membership in, and does not affirm the existence of, a group.

     (b) As of July 3, 1996, the Reporting Person has the sole power to vote and to dispose of the 875,567 shares of Common Stock and the one share of Class B Common Stock currently held by him. In addition, as of July 3, 1996, the Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 3,183,881 shares of Common Stock held by Takihyo with (y) Takihyo Inc., a Delaware corporation, whose principal business is the production and distribution of clothing and accessories and whose principal business address is 205 West 39th Street, New York, New York 10018, and (z) Tomio Taki, the Chairman, a director and stockholder of Takihyo, whose business address is c/o Takihyo Inc., 205 West 39th Street, New York, New York 10018. Mr. Taki is a citizen of Japan. Neither Takihyo nor Mr. Taki has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such corporation of person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) Except for the transactions described in this Statement, the Reporting Person did not effect any transactions in shares of Common Stock or shares of Class B Common Stock.

     (d) To the best of the Reporting Person's knowledge, except as set forth below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

     (e)  Not applicable.


Item 6.   CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          --------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

     (a) Summary of Registration Rights Agreement
               (See Exhibit 10.4)
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                                                              Page 8 of 13 pages

     The Reporting Person, Christopher Mori, Heather Mori, Tomio Taki and Takihyo (the "Takihyo Group"), Donna Karan, Stephan Weiss, the Trust Under Trust Agreement for Donna Karan, the Trust Under Trust Agreement for Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan (the "KW Trusts"), Gabrielle Studio Inc. ("Gabrielle Studio", and, together with Donna Karan, Stephan Weiss and the KW Trusts, the "Karan/Weiss Group") and the Issuer entered into a Registration Rights Agreement. The Registration Rights Agreement grants to members of the Takihyo Group the right to demand on an aggregate of two occasions (the first of which shall not be earlier than six months after June 26, 1996 and the second of which shall not be earlier than 12 months after the effective date of the registration statement pertaining to any other offering of the Issuer's securities under the Securities Act) that the Issuer, at its expense, register all or a portion of the shares which they owned on July 3, 1996, subject to a minimum demand of 5% of the then outstanding shares of Common Stock. Upon receipt of a demand from a member of the Takihyo Group for the registration of the Issuer's shares, the Issuer (or its designee) shall have the option of purchasing the shares at the average of the closing market price during the 10 trading days before and the 10 trading days after the demand. The Registration Rights Agreement also grants to the Karan/Weiss Group the right to request on one occasion (which cannot be earlier than the first anniversary of June 26, 1996) that the Company, at its expense, register all or a portion of the shares which the members of the Karan/Weiss Group own. In addition, the Takihyo Group and, in certain circumstances the Karan/Weiss Group, will have the right to join ("piggyback") in any registration statement filed by the Issuer with respect to an offering of any of its securities by it or on behalf of any of its securityholders.

     Pursuant to the Registration Rights Agreement, if the Takihyo Group makes a demand for the registration of any of the Issuer's shares at any time prior to the first anniversary of June 26, 1996, the Company may not include in such offering any of the Issuer's shares or any shares owned by any other securityholder of the Issuer if, in the good faith judgment of the managing underwriter of such offering, the inclusion of such shares would adversely affect the success of such offering or interfere with the successful marketing of, or require the exclusion of any portion of, the shares to be registered pursuant to the Takihyo Group's demand. If the Takihyo Group makes a demand for the registration of its shares on or after the first anniversary of June 26, 1996, the Company may elect to proceed with an

                                                              Page 9 of 13 pages

offering of the Issuer's own shares. In such event, the demand of the Takihyo Group shall be deemed to be a request to exercise their "piggyback" rights and they, together with the members of the Karan/Weiss Group, will be permitted to register and sell such number of shares (to be apportioned between the Takihyo Group and the Karan/Weiss Group pursuant to certain agreed-upon allocations) as the underwriter of the Issuer's offering determines can be sold without adversely affecting the Issuer's offering. If the Issuer does not so elect, the members of the Karan/Weiss Group may elect to include certain of their shares in the Takihyo Group's offering, subject to certain limitations. If, more than one year after June 26, 1996, a member of the Karan/Weiss Group requests that the Company register shares owned by the Karan/Weiss Group, the Issuer may (but is not obligated to) elect to distribute its own shares to the public, in which event the members of the Karan/Weiss Group, together with the members of the Takihyo Group, may elect to include certain of their shares in the Issuer's offering, subject to certain limitations. If the Issuer does not so elect, the Issuer may (but is not obligated to) permit the members of the Karan/Weiss Group to proceed with an offering of certain of their shares, in which event the members of the Takihyo Group may elect to include certain of their shares in the offering of the Karan/Weiss Group, subject to certain limitations.

     (b) Summary of Voting Agreement (See Exhibit 9)

     The Voting Agreement is among the Issuer, Donna Karan, Stephan Weiss, Tomio Taki and the Reporting Person. Pursuant to the Voting Agreement, each of Donna Karan, Stephan Weiss, Tomio Taki and the Reporting Person have agreed that, if a matter is presented to the holders of Class A Common Stock, Class B Common Stock and Common Stock, and the holders of Class A Common Stock or Class B Common Stock are entitled to vote separately as a class with respect to such matter, each will vote his/her respective shares of Class A Common Stock or Class B Common Stock as nearly as possible in the same manner as the holders of a majority of the shares of Common Stock. The Voting Agreement also prohibits the pledge, hypothecation, sale, grant, grant of an option or other transfer of the shares of Class A Common Stock or Class B Common Stock or the assignment of any rights or delegation of any duties under the Voting Agreement unless the transferee or assignee or potential transferee or assignee agrees in writing to be bound by the terms of the Voting Agreement.

                                                             Page 10 of 13 pages

     (c)  Summary of Stockholders' Agreement
               (See Exhibit 10.10)

     The Stockholders' Agreement is among the Reporting Person, Christopher Mori, Heather Mori, Tomio Taki and Takihyo (collectively, the "Takihyo Group"), Donna Karan, Stephan Weiss, Gabrielle Studio, Inc., the Trust Under Trust Agreement for Lisa Weiss Keyes, Corey Weiss and Gabrielle Karan and the Trust Under Trust Agreement for the benefit of Donna Karan (collectively, the "Karan/Weiss Group") and the Issuer. The parties to the Stockholders' Agreement indicated their intention that the Issuer appoint two additional directors to the Board of Directors. The parties also agreed that the Takihyo Group has the right to designate two members of the Board of Directors of the Issuer until such time after July 3, 1996 as the Takihyo Group sells any shares owned by it, whether by a registration statement, in a private sale or otherwise (other than the distribution of any shares of Common Stock of any member of the Takihyo Group to a person who as of the date of the agreement is a shareholder of Takihyo). Thereafter, the Takihyo Group has the right to designate one member of the Board of Directors as long as the combined ownership of shares of Common Stock held by the Takihyo Group is not less than 10% of the then total outstanding Common Stock of the Issuer, except if either Tomio Taki or the Reporting Person is eligible to serve and is serving as the designee of the Takihyo Group, then such person shall be entitled to continue to serve as a director as long as the combined ownership of shares of Common Stock held by the Takihyo Group is not less than 5% of the outstanding stock of the Issuer. The parties to the Stockholders' Agreement have further agreed that the Takihyo Group designees shall not be Messrs. Taki or Mori, or any other person affiliated with the Takihyo Group, as long as the Takihyo Group has an ownership interest in, or such person is an officer or director of, Anne Klein & Company or any other competitor of the Company. The members of the Board of Directors first designated by the Takihyo Group shall become directors concurrent with the appointment of the fifth member of the Board of Directors.

     The Karan/Weiss Group has the right to designate Karan and Weiss as members of the Board of Directors. The Karan/Weiss Group also has the right to designate one additional member of the Board of Directors as long as the combined ownership of shares of Common Stock held by the Karan/Weiss Group is not less than 20% of the then total outstanding shares of Common Stock. The Karan/Weiss Group
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                                                             Page 11 of 13 pages

and the Takihyo Group agree to vote the shares of the Issuer owned by them for each other's designees (and, in the case of the Takihyo Group, for Ms. Karan and Mr. Weiss) as directors. At such time as the Karan/Weiss Group or the Takihyo Group lose their rights to designate a director, the Karan/Weiss Group or the Takihyo Group, as applicable, shall direct one or more of its designees, as applicable, to promptly submit his resignation from the Board of Directors.

     The foregoing summaries of certain provisions of the Registration Rights Agreement, the Voting Agreement and the Stockholders' Agreement are not intended to be complete and are qualified in their entirety by reference to such agreements, which are annexed hereto as Exhibits 9, 10.4 and 10.10 and which are incorporated herein by reference.
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                                                             Page 12 of 13 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------


Exhibit 9 Voting Agreement relating to Class A Common Stock and Class B Common Stock

Exhibit 10.4   Registration Rights Agreement and Side Letter related thereto

Exhibit 10.10  Stockholders' Agreement
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                                                             Page 13 of 13 pages


                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 12, 1996


                                                      By:  /s/ Frank R. Mori
                                                           ---------------------
                                                           Name:  Frank R. Mori